Exhibit 99.1

Enerplus Announces Sale of Certain Assets in Northwest Alberta

CALGARY, April 11, 2016 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) announces that it has entered into a definitive agreement to sell certain non-core assets located in Northwest Alberta, including its Pouce Coupe asset (the "Assets"). The total cash consideration for the Assets is approximately $95.5 million, subject to closing adjustments, and the transaction is expected to close in the second quarter of 2016. Enerplus has used its 2016 divestment proceeds, which will total $288.5 million upon the closing of this divestment, to reduce its outstanding debt, including repurchasing a portion of its senior unsecured notes.

At December 31, 2015 the Assets were estimated to have proved plus probable reserves of 9.1 million BOE (50% natural gas) with production from the Assets expected to average approximately 2,300 BOE per day in 2016 (50% natural gas, 30% non-operated). Given the higher operating costs and lower project returns relative to other areas in Enerplus' portfolio, the Assets were considered non-core to the Company's long-term strategy.

The divestment is expected to be accretive on both a production per debt adjusted share and funds flow per debt adjusted share basis, and have a modest impact on 2016 funds flow.

Enerplus is maintaining its 2016 production guidance range of 90,000 to 94,000 BOE per day, despite this divestment, as a result of continued strong operational performance.

TD Securities Inc. is acting as exclusive financial advisor to Enerplus on this transaction.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

CURRENCY AND ACCOUNTING PRINCIPLES

All amounts in this news release are stated in Canadian dollars unless otherwise specified.

BARRELS OF OIL EQUIVALENT

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

PRESENTATION OF PRODUCTION INFORMATION

Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with our Canadian peer companies, the summary results contained within this news release presents our production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

FORWARD-LOOKING INFORMATION AND STATEMENTS

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, the proposed sale of certain assets in Northwest Alberta, including anticipated proceeds therefrom, production and anticipated 2016 funds flow associated therewith, and expected closing thereof. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, Enerplus' failure to complete the proposed asset dispositions, on the terms and within the timeframe described herein or at all, and those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

NON-GAAP MEASURES

In this news release, we use the terms "funds flow" as a measure to analyze operating performance. "Funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the term "funds flow" is a useful supplemental measure as it provides an indication of the results generated by Enerplus' principal business activities. However, this measure is not a measure recognized by U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP. Therefore, this measure, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of this measure to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about this measure, see disclosure under "Non-GAAP Measures" in Enerplus' 2015 annual management's discussion and analysis available at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 17:29e 11-APR-16